Exhibit 99.99

Skeena Signs Definitive Agreement on Eskay Creek

Vancouver, BC (August 4, 2020) Skeena Resources Limited (TSX.V: SKE, OTCQX: SKREF) (“Skeena” or the “Company”) has signed the Definitive Agreement with Barrick Gold Corporation’s wholly-owned subsidiary, Barrick Gold Inc. (“Barrick”), pursuant to which Skeena will acquire 100% of the Eskay Creek gold-silver project (“Eskay Creek” or the “Project”) located in the Golden Triangle of northwest British Columbia, Canada. As a result of this transaction, Barrick will become a significant shareholder in Skeena.

Skeena’s CEO, Walter Coles Jr. commented, “We were encouraged by the positive market reaction to the announcement of the binding term sheet in respect to the Eskay Creek transaction with Barrick and are delighted to now announce the signing of the Definitive Agreement. On closing, Skeena will gain 100% ownership and operatorship of Eskay Creek, which we hope to revitalize as an open-pit gold-silver mine. Skeena is honoured to have Barrick as an important shareholder in the Company going forward.”

The Definitive Agreement formalizes the terms agreed to in the binding term sheet dated July 5, 2020 in which Skeena and Barrick agreed to amend the terms of the original option agreement. For further details on the transaction, please refer to the Company’s press release dated July 6, 2020.

Closing of the transaction is expected to follow within the fourth quarter of 2020, subject to customary conditions, including certain government approvals and the approval of the TSX Venture Exchange.

About Skeena

Skeena Resources Limited is a junior Canadian mining exploration company focused on developing prospective precious metal properties in the Golden Triangle of northwest British Columbia, Canada. The Company’s primary activities are the exploration and development of the past-producing Eskay Creek gold-silver mine. The Company released a robust Preliminary Economic Assessment in late 2019 and is currently focused on infill and exploration drilling at Eskay Creek to advance the project to Pre-feasibility. Skeena is also exploring the past-producing Snip gold mine.

On behalf of the Board of Directors of Skeena Resources Limited,

/s/ Walter Coles Jr.
Walter Coles Jr.
President & CEO

Cautionary note regarding forward-looking statements

Certain statements made and information contained herein may constitute “forward looking information” and “forward looking statements” within the meaning of applicable Canadian and United States securities legislation. These statements and information are based on facts currently available to the Company and there is no assurance that actual results will meet management’s expectations. Forward-looking statements and information may be identified by such terms as “anticipates”, “believes”, “targets”, “estimates”, “plans”, “expects”, “may”, “will”, “could” or “would”. Forward-looking statements and information contained herein are based on certain factors and assumptions regarding, among other things, the estimation of mineral resources and reserves, the realization of resource and reserve estimates, metal prices, taxation, the estimation, timing and amount of future exploration and development, capital and operating costs, the availability of financing, the receipt of regulatory approvals, environmental risks, title disputes and other matters. While the Company considers its assumptions to be reasonable as of the date hereof, forward-looking statements and information are not guarantees of future performance and readers should not place undue importance on such statements as actual events and results may differ materially from those described herein. The Company does not undertake to update any forward-looking statements or information except as may be required by applicable securities laws.

Neither TSX Venture Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.